SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 3)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

Atlas Energy, L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

04930A104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04930A104

1.	Name of Reporting Person. I.R.S. Identification No. of Above Person (Entities Only). ING Groep N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 313,000 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 313,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 313,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.60% (2)

12.	Type of Reporting Person (See Instructions) HC

(1)  All 313,000 common units are held by ING Capital Markets LLC, an indirect wholly owned subsidiary of ING Groep N.V., and ING Capital Markets LLC may be deemed the beneficial owner of all 313,000 common units.

(2)  Based on 51,950,274 common units issued and outstanding as of November 6, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 04930A104

1.	Name of Reporting Person. I.R.S. Identification No. of Above Person (Entities Only). ING Capital Markets LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 313,000 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 313,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 313,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.60% (2)

12.	Type of Reporting Person (See Instructions) OO

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Item 1(a).	Name of Issuer: Atlas Energy, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices: Park Place Corporate Center One 1000 Commerce Drive, Suite 400 Pittsburgh PA 15275 United States of America

Item 2(a).	Name of Person Filing: ING Groep N.V. ING Capital Markets LLC

Item 2(b).

Address of Principal Business Office or, if none, Residence:
ING Groep N.V.

Bijlmerplein 888

1102 MG

Amsterdam-Zuidoost

Postbus 1800

1000 BV Amsterdam

The Netherlands

ING Capital Markets LLC

1013 Centre Road

Wilmington, New Castle

DE 19805

United States of America

Item 2(c).	Citizenship: ING Groep N.V. – The Netherlands ING Capital Markets LLC – Delaware
Item 2(d).	Title of Class of Securities: Common units representing limited partnership interests of Atlas Energy, L.P.
Item 2(e).	CUSIP Number: 04930A104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company as defined under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

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Item 4.	Ownership:

(a) ING Groep N.V. may be deemed to be the beneficial owner of 313,000 common units held by ING Capital Markets LLC, an indirect wholly owned subsidiary. ING Capital Markets LLC may be deemed the beneficial owner of 313,000 common units.
(b) ING Groep N.V. and ING Capital Markets LLC, an indirect wholly owned subsidiary of ING Groep N.V., may be deemed to be the beneficial owner of 0.60% of the common units based on 51,950,274 common units issued and outstanding as of November 6, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2014.
(c) Each of ING Groep N.V. and ING Capital Markets LLC have the shared power to vote and direct the disposition of the 313,000 common units held by ING Capital Markets LLC.

Item 5.	Ownership of Five Percent or Less of a Class:
X

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015
ING GROEP N.V.

	By:	/s/ Fred Severin
(Signature)

Fred Severin
Compliance Officer (Name/Title)

	By:	/s/ J.A.M. Emke-Petrelluzzi Bojanic
(Signature)

J.A.M. Emke-Petrelluzzi Bojanic
Senior Compliance Officer (Name/Title)

ING CAPITAL MARKETS LLC

	By:	/s/ Tim Casady

Tim Casady
Director (Name/Title)
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Exhibit A to Schedule 13G

Joint Filing Agreement

Pursuant to Rule 13d-1(k)

The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by ING Groep N.V.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Dated: February 11, 2015
ING GROEP N.V.

	By:	/s/ Fred Severin
(Signature)

Fred Severin
Compliance Officer (Name/Title)

	By:	/s/ J.A.M. Emke-Petrelluzzi Bojanic
(Signature)

J.A.M. Emke-Petrelluzzi Bojanic
Senior Compliance Officer (Name/Title)

ING CAPITAL MARKETS LLC

	By:	/s/ Tim Casady

Tim Casady
Director (Name/Title)
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